         UNITED STATES OF AMERICA
                Before the
    SECURITIES AND EXCHANGE COMMISSION
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In the Matter of

NATIONAL FUEL GAS COMPANY                                THIRTY-NINTH
NATIONAL FUEL RESOURCES, INC.                            CERTIFICATE
                                                         PURSUANT TO
File No. 70-7833                                           RULE 24

(Public Utility Holding Company Act of 1935)

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        In accordance with the terms of the Order dated December 20, 1991 issued to National  Fuel Gas  Company  ("National")  authorizing  National to acquire the common  stock of National  Fuel  Resources,  Inc.  ("NFR")
(File No. 70-7833, HCAR No. 35-25437),  attached as Exhibit "A"  is an
Income  Statement  of NFR for the Three and Twelve  Months ended  September  30,
2001. Also attached as Exhibit  "B" is the Balance sheet of NFR as of
September 30, 2001.

        IN WITNESS WHEREOF, the undersigned companies have duly caused this
 Certificate to be signed this 14th day of November, 2001.

                                      NATIONAL FUEL RESOURCES, INC.

                                      By:  /s/ Donna L. DeCarolis
                                         ---------------------------------------
                                         Donna L. DeCarolis, Vice President

                                      NATIONAL FUEL GAS COMPANY

                                      By:  /s/ James R. Peterson
                                         ---------------------------------------
                                         James R. Peterson, Assistant Secretary